UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 2, 2014 entitld “GeoPark Announces Entry Into Peru with Acquisition of the Morona Block”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES ENTRY INTO PERU
WITH ACQUISITION OF THE MORONA BLOCK

Santiago, Chile -- October 2, 2014 -- GeoPark Limited (“GeoPark”) (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina, today announces that it has executed a Joint Investment Agreement and Joint Operating Agreement with Petróleos del Perú S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block located in northern Peru. GeoPark will assume a 75% working interest (“WI”) of the Morona Block, with Petroperu retaining a 25% WI.  The transaction has been approved by the Board of Directors of both Petroperu and GeoPark.

The Morona Block, also known as Lote 64, covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru. More than 1 billion barrels of oil have been produced from the surrounding blocks in this basin. The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic. The independent reservoir engineering firm, Ryder Scott, has certified proven and probable (2P) reserves of 55 million barrels of oil (mmbo) and 3P reserves of 85 mmbo for the Situche Central field for Petroperu. GeoPark used a 2P reserve estimate of 30-40 mmbo for its internal evaluation of this project.

In addition to the Situche Central field, the Morona Block has a large exploration potential with several high impact prospects and plays – with exploration resources currently estimated to range from 200 to 600 mmbo. This important component of the project will significantly increase GeoPark’s overall inventory of exploration resources and complement GeoPark’s growing reserve and cash flow base already established in Colombia, Chile and Brazil. The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq km (3D seismic), and an operating field camp and logistics infrastructure. The area has undergone oil and gas exploration activities for the past 40 years, and there exist ongoing association agreements and cooperation projects with the local communities.

The expected work program and development plan for the Situche Central oil field is to be completed in three stages. The goal of the initial stage will be to put the field into production through a long term test to help determine the most effective overall development plan and to begin to generate cash flow. This initial stage requires an investment of approximately $140 million to $160 million and is expected to be completed within 18 to 24 months after closing. GeoPark has committed to carry Petroperu during this initial phase and has the funds and cash flow to support this program.

The subsequent work program stages, which will be initiated once production has been established, are focused on carrying out the full development of the Situche Central field, including transportation infrastructure, and new exploration drilling of the Block. Petroperu will also have the right to increase its WI in the Block up to 50%, subject to GeoPark recovering its investments in the Block by certain agreed factors.

James F. Park, Chief Executive Officer of GeoPark, said, “This is a potentially transformational acquisition for GeoPark – and a great strategic fit for our existing Latin American project portfolio. We are excited to be entering into Peru – a culturally-rich country with immense hydrocarbon potential and a secure and attractive economic and political environment. The Morona Block has all the attributes we look for: a discovered oil field with the opportunity to establish production and cash flow in the near term; an agreed work program that is technically-sound and fits our budget; a big exploration upside within a proven hydrocarbon system in a prolific oil region; and a great partner, Petroperu, who has a strong presence throughout the region. The Marañón Basin is a priority target for us in Latin America and we see this as a unique opportunity to enter into a potentially high value-generating project and to approach it in a new way – both below and above ground. In addition to our oil-finding and operating track-record, one of GeoPark’s strengths is our commitment to building long term mutually-beneficial relationships, based on transparency, dialogue and respect, with the communities where we operate.”

The transaction is subject to customary conditions, which include the qualification of GeoPark as an operator by PeruPetro, the Peruvian petroleum licensing agency, certain license modifications and a presidential decree. The transaction is expected to close by the first quarter of 2015.

CONTACTS GEOPARK:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, capital expenditure and acquisition plans. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: October 2, 2014